Exhibit 17.1

July 23, 2025

Resignation of Kenneth W. Landini as a Director of Power Solutions International, Inc.

To the Chairman of the Board of Directors of Power Solutions International, Inc., Mr. James Zhang,

Be advised that I resign from the board of directors of Power Solutions International, Inc. effective July 23, 2025 at 9:00am Central Daylight Time.

Although the board has decided not to nominate me for re-election to the board, despite having the highest vote total last year by a wide margin, I understand the reasons for the apparent, retaliatory nature of the five Chinese directors. My insistence on complying with the board’s fiduciary duties, including that of loyalty, by notifying the board in writing of its obligations to, among others, relist on NASDAQ and protect PSI’s supply chain by overseeing management’s assessment of risk were clearly contrary to the dangerous, slow walking modus operandi of the majority of the directors.

Further and foremost, the lack of concern by the same five board members for adequately compensating management could be extraordinarily detrimental to the company and borders on the unconscionable. PSI’s common stock has risen approximately 4,500% over the last thirty months or so, yet management has not been rewarded for its efforts with meaningful equity awards. Multiple inquiries for management equity participation of the chairman of the board and the chairman of the compensation committee by investors and me, have been met with preposterous timeline extensions. The long-term incentive plan is supposed to reward employees over a period of time, not to be a long-term project for the compensation committee. Based on past practice, it appears that the board does not plan on rewarding management with equity participation and understand the importance of retaining its highly successful management team.

Kenneth W. Landini